Exhibit 99.1

Scailex Corporation Ltd. (“the Company”)

16 Shenkar Street (Entrance B.), Herzliya Pituach, P.O.B. 12423, 46733 Israel
Telephone: + 972.9.961.0900 • Fax: + 972.9.961.0912

June 5, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464	Tel-Aviv 65202
(via "Magna")	(via "Magna")

Dear Mr./Ms.,

Re: Immediate Report of an Event or Matter Outside of the
Corporation's Normal Course of Business
(Regulation 36(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970)

The Company hereby notifies that it has learned that Suny Electronics Ltd. (“Suny”), an interested party in the Company, has issued an Immediate Report, a copy of which is attached to this Immediate Report.

It should be noted that, as specified in the Company’s Immediate Report dated April 17, 2008 (reference – 2008-01-113823), which was prepared in conformance with the Securities Regulations (Transaction between a Company and a Controlling Shareholder Therein), 5761 – 2001 (“Report of the Transaction”), on April 10, 2008, Suny engaged in an agreement with the Company’s controlling shareholder, Israel Petrochemical Enterprises Ltd. (“IPE”), pursuant whereto Suny shall purchase IPE’s holdings of the Company and shall become a controlling shareholder of the Company (“the Agreement”).

As specified in the Report of the Transaction, the Agreement is contingent upon a number of suspending conditions, including the execution of an agreement between the Company and IPE for the sale of the Company’s holdings of Petroleum Capital Holdings Ltd. to IPE (“the Additional Transaction”), and upon additional suspending conditions that have not yet been fulfilled. The Additional Transaction was approved by the Company’s General Assembly of Shareholders on May 29, 2008 (see Immediate Report in this regard of the same date; reference 2008-01-152316). For additional particulars regarding the Agreement, the Additional Transaction and the suspending conditions thereto, see the Report of the Transaction, which should be viewed as inclusion way of referral.

The Company wishes to point out that there is no certainty that the Agreement and the Additional Transaction shall be carried out, and that, to date, the Company’s competent organs have not passed any resolution regarding possible courses of action, as specified in Suny’s Immediate Report attached hereto.

Sincerely, Scailex Corporation Ltd.

SUNY ELECTRONIC INC. LTD.
Registration number: 52-004075-9	F053
Securities of the corporation are listed for trading on the Tel-Aviv Stock Exchange	public
Symbol: SUNY
Address: 46 Segula, Industrial Zone, Petach Tikva 49277 Israel
Telephone: + 972.3.9057704, + 972.3.9057750, Fax: + 972.3.9305174
e-mail: eli_n@suny-telecom.co.il
Transmission date: June 4, 2008
Reference: 2008-01-160386

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: Immediate Report of an Event or Matter Outside of the
Corporation's Normal Course of Business
Regulation 36(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970
Results of a flotation must be reported using form 20 and not this form.
Nature of the Event: the Company’s response to publicity

1.	Further to questions raised by the media, Suny Electronics Ltd. (“the Company”) has the honor of reporting that the Company’s Management is examining possibilities for a merger and/or transfer by other manner of the Company’s operations to Scailex Corporation Ltd. (“Scailex”), this, subsequent to the consummation of the transaction for the purchase of Scailex’s shares, when consummated.

It is hereby clarified that the matter has not yet been approved by the Company’s competent organs.

2.	Date and time that the corporation first learned of the event or matter:

June 4, 2008 at 17:00 hours.

Reference number of previous documents on this subject (the reference does not constitute inclusion by way of referral):

Previous names of the reporting entity:

Last update of the form structure: April 30, 2008

Name of person issuing the electronic report: Eli Zucker; office: C.F.O.; name of employer:. 48 Ben Zion Galis, Petach Tikva 49277, Telephone: + 972.3.9057750, fax: + 972.3.9305174, e-mail: eli_z@suny-telecom.co.il